360 GLOBAL WINE COMPANY
25200 Arnold Drive
Sonoma, California 95476
707-935-4700
Fax: 707-996-4632
www.360wines.com

June 29, 2006

VIA EDGAR

United States Securities and Exchange Commission Attn: Raquel Howard Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re: 360 Global Wine Company 8-K Filed June 6, 2006 and 8-K/A filed June 29, 2006 File No. 000-50092

Dear Ms. Howard:

360 Global Wine Company, a Nevada corporation (the “Company”), is pleased to provide the following statements in respect of its June 29, 2006, filing of an amended Current Report on Form 8-K/A (the “filing”).

·	The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;

·	The Company acknowledges that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

360 GLOBAL WINE COMPANY

By:	/S/ Joel Shapiro Joel Shapiro, Chief Executive Officer